June 1, 2021

To: Chairman of the Board of Directors

Bravo Multinational Incorporated
2020 General Booth Boulevard
Virginia Beach, VA 23454

Re: Resignation Letter:

Dear Mr. Ferguson,

This letter shall serve as my formal resignation from the Board of Directors of Bravo Multinational Incorporated effectively Immediately. I am leaving my position in the Board due to a conflict of my time that is needed on other non related business matters.

It was a pleasure serving on the Board of Directors since my appointment.

Sincerely,

[redacted]

____
John LaViolette
Director